On August 10, 2015

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Preston Brewer
John Krug

Re:	REGENXBIO Inc.
Draft Registration Statement on Form S-1
Submitted July 1, 2015
CIK No. 0001590877

Dear Messrs. Riedler, Brewer and Krug:

On behalf of REGENXBIO Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 28, 2015 relating to the Company’s Draft Registration Statement on Form S-1 submitted July 1, 2015 (the “Draft Registration Statement”).

On behalf of the Company, we are also submitting via EDGAR a Second Draft Registration Statement on Form S-1 (the “Registration Statement”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of the Registration Statement against the Draft Registration Statement.

In this letter, we have recited the written comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Prospectus Summary

1.	Please describe the meaning and significance of the following terms at their first use in this section:

•	adeno-associated virus (AAV);

August 10, 2015

•	in vivo;

•	lysosomes;

•	orphan drug product designation;

•	recessive genetic disease;

•	recombinant; and

•	vector.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and has revised the prospectus summary section on pages 1, 2 and 3 of the Registration Statement accordingly.

2.	We note the inclusion of various NAV Technology licensee product candidates in the table on page 2. The licensee product candidates are in a preliminary stage of development and your involvement in such development is limited. In addition, the prospectus summary provides insufficient context for an adequate understanding of the license agreements. Please delete the licensee product candidates table from the prospectus summary.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and has revised the prospectus summary section on page 2 of the Registration Statement accordingly.

3.	For your product candidates that are still in ongoing preclinical trials or research, please revise your pipeline table to shorten the blue bar so that it does not extend to the end of the stage column.

RESPONSE TO COMMENT 3:

The Company acknowledges the Staff’s comment and has revised the prospectus summary section on page 2 of the Registration Statement accordingly.

4.	Please revise your disclosure in the prospectus summary to include a general description of the administration of your AAV gene therapy in patients. For example, please disclose how the therapy is delivered, whether the therapy is injected/infused into patients or whether the patient’s own cells are harvested and isolated, if surgery is required and the intended injection or surgical sites in patients.

RESPONSE TO COMMENT 4:

The Company acknowledges the Staff’s comment and has revised the prospectus summary section on page 2 of the Registration Statement accordingly.

August 10, 2015

5.	Please revise your disclosure in the Prospectus Summary to provide the number of individuals who have each of the illnesses for which your product candidates are intended to treat.

RESPONSE TO COMMENT 5:

The Company acknowledges the Staff’s comment and has revised the prospectus summary section on pages 2 and 3 of the Registration Statement accordingly.

Risk Factors

Because we are developing product candidates for the treatment of diseases, page 13

6.	Please define the term “clinically meaningful” when the term first appears in the prospectus.

RESPONSE TO COMMENT 6:

The Company acknowledges the Staff’s comment and has revised the risk factors section on page 13 of the Registration Statement accordingly.

Our future success depends on our ability to retain key employees…, page 38

7.	Please expand your risk factor disclosure to identify your key executive officers and other key employees by name and job title.

RESPONSE TO COMMENT 7:

The Company acknowledges the Staff’s comment and has added additional disclosure to the risk factor on pages 38 and 39 of the Registration Statement.

Product liability lawsuits against us could cause us to incur substantial liabilities…, page 42

8.	Please expand your disclosure in this risk factor to quantify the amount of product liability insurance you carry. Also, for any other type of insurance coverage discussed in other risk factors, please quantify the amount of insurance you carry.

RESPONSE TO COMMENT 8:

The Company acknowledges the Staff’s comment and has revised the risk factor on pages 43 and 44 of the Registration Statement accordingly.

We will incur increased costs as a result of operating as a public company…, page 58

9.	Please include an estimate of the additional legal, accounting and other costs you expect to incur as a public company in your prospectus. Also provide a separate estimate for costs associated with the remediation of material weakness identified in your internal control over financial reporting.

August 10, 2015

RESPONSE TO COMMENT 9:

The Company acknowledges the Staff’s comment and has revised the risk factor on page 58 of the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development Expense, page 71

10.	Please expand your disclosure to include the total costs incurred during each period presented for each project or product candidate separately to provide more transparency as to the type of expenses incurred. If you cannot disaggregate the amount of expense by product candidate, disaggregate the amount by nature of expenses or in some other manner.

RESPONSE TO COMMENT 10:

The Company respectfully advises the Staff that it has historically not allocated certain costs to its research and development programs for its lead product candidates. The majority of those costs were the result of contracts with academic institutions which covered a wide range of research and development activities spanning across a number of potential lead product candidates. Accordingly, the Company is unable to accurately disaggregate research and development spending by lead product candidate. However, in order to increase transparency as to the various types of research and development expenses incurred for the periods presented, the Company has disaggregated its expenses according to their nature, and added the following additional disclosure, as reflected on pages 72 and 73 of the Registration Statement:

“During the years ended December 31, 2013 and 2014, and the six months ended June 30, 2014 and 2015, we incurred the following external research and development expenses:

•	$3,501, $2,677, $988 and $3,481, respectively, for external, preclinical research and development as well as grant activities related to our Lead Product Candidates, and the advancement of our technology and other potential product candidates;

•	$132, $344, $0 and $747, respectively, for the development of general manufacturing processes, which we intend to use in the manufacturing of materials for clinical trials for RGX-111, RGX-121, RGX-314 and RGX-321; and

•	$14, $320, $174 and $1,252, respectively, for manufacturing of materials to be used in clinical trials for RGX-111, RGX-121 and RGX-314.

August 10, 2015

The remainder of research and development expenses for the years ended December 31, 2013 and 2014, and for the six months ended June 30, 2014 and 2015 were not allocated to our programs and include personnel costs and overhead, and other unallocated research and development costs, including consultants and other externally sourced research and development services.”

Critical Accounting Policies and Significant Judgements and Estimates

Stock-Based Compensation

Common Stock Valuation Methodology, page 77

11.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

RESPONSE TO COMMENT 11:

The Company acknowledges the Staff’s comments. The Company is currently working with the underwriters to determine a bona fide price range for the initial public offering. The Company respectfully advises the Staff that it will provide the requested information prior to requesting effectiveness of the Registration Statement.

Broad and Novel Tissue Selectivity, page 102

12.	Please revise to briefly disclose why retinal pigment epithelium and the photoreceptor layer are critical to most inherited retinal degenerations.

RESPONSE TO COMMENT 12:

The Company acknowledges the Staff’s comment and has revised the business section on page 106 of the Registration Statement accordingly.

Planned Clinical Development of RGX-501, page 107

13.	We note your communications with the FDA and NIH. Please revise your disclosure in your business section to discuss the dates and substance of any material communications you have had with each of the FDA and NIH, and any material actions that you have taken or plan to take in response to the these communications.

RESPONSE TO COMMENT 13:

The Company acknowledges the Staff’s comment and has revised the business section on page 110 of the Registration Statement accordingly.

August 10, 2015

License Agreements and Commercial Licenses

The Trustees of the University of Pennsylvania, page 113

14.	Please revise your disclosure on page 113 regarding your license agreement with The Trustees of the University of Pennsylvania to provide the aggregate amounts paid to date under the agreement and the aggregate future potential milestones to be paid under the agreement, if any.

RESPONSE TO COMMENT 14:

The Company acknowledges the Staff’s comment and has revised the business section on page 117 of the Registration Statement accordingly.

GlaxoSmithKline LLC, page 115

15.	We note that under the GlaxoSmithKline LLC (GSK) license agreement described on page 115, exclusivity of such license grant is subject to “certain rights” retained by GSK and Penn or retained by GSK for the benefit of itself and other third parties. Please expand your disclosure to describe these rights.

RESPONSE TO COMMENT 15:

The Company acknowledges the Staff’s comment and has revised the business section on pages 117 and 118 of the Registration Statement accordingly.

16.	Please revise your disclosure on page 115 regarding your license agreement with GSK to provide the aggregate milestone payments made to date under the agreement. If no such payments have been made, please disclose this in the registration statement.

RESPONSE TO COMMENT 16:

The Company acknowledges the Staff’s comment and has revised the business section on page 118 of the Registration Statement accordingly.

Commercial Licenses to NAV Technology Licensees, page 115

17.	For each commercial NAV technology license described, please revise to disclose the total amount of fees you have received to date under each license agreement and separately state the aggregate milestone payments received to date for each such license you granted, if applicable.

RESPONSE TO COMMENT 17:

The Company acknowledges the Staff’s comment and has revised the business section on pages 120 through 126 of the Registration Statement accordingly.

August 10, 2015

Other Licenses, page 122

18.	Please revise your disclosure on page 122 regarding the license agreements described in this section to provide:

•	the aggregate amounts paid to date under the agreement with the Regents of the University of Minnesota; and

•	the royalty rates, the aggregate potential milestones to be paid and the aggregate amounts paid to date under the agreement with ARIAD Pharmaceuticals, Inc.

If no such payments have been made, please disclose this in the registration statement. Alternatively, explain why you are not required to provide this information.

RESPONSE TO COMMENT 18:

The Company acknowledges the Staff’s comment and has revised the business section on page 126 of the Registration Statement accordingly.

AAV Vector Expertise, page 123

19.	We note that you have two agreements with WuXi AppTec, Inc. regarding the manufacture of supplies of your product candidates. We also note your disclosure on page 31 that it would be difficult to find a suitable replacement should your agreement with WuXi be terminated. Please expand your disclosure to provide the material terms of the agreements, including the parties’ rights and obligations under the agreement, the duration of the agreement, termination provisions and any payment provisions.

RESPONSE TO COMMENT 19:

The Company acknowledges the Staff’s comment and has revised the business section on page 127 of the Registration Statement accordingly.

Proprietary Methods, page 124

20.	Please revise to clarify the extent to which the proprietary technology underlying your NAV technology platform and manufacturing systems were developed in-house as compared to being licensed from Penn or developed through your SRAs with Penn.

RESPONSE TO COMMENT 20:

The Company acknowledges the Staff’s comment and has revised the business section on page 127 of the Registration Statement accordingly.

August 10, 2015

Principal Stockholders, page 166

21.	Please update your beneficial ownership table so that it is as of the most recent practicable date.

RESPONSE TO COMMENT 21:

The Company acknowledges the Staff’s comment and has revised the principal stockholders section on pages 169 through 172 of the Registration Statement accordingly.

Choice of Forum, page 174

22.	We note your disclosure regarding provisions of your amended and restated certificate of incorporation and amended and restated bylaws stating that the Delaware Court of Chancery shall be the sole and exclusive forum for any stockholder bringing specified actions. Please add a risk factor describing the attendant risks to investors. For example, please highlight that such a provision may limit a shareholder´s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

RESPONSE TO COMMENT 22:

The Company acknowledges the Staff’s comment and has included such a risk factor in the risk factors section on page 59 of Registration Statement.

Statement of Convertible Preferred Stock and Preferred Units, and Stockholders’ and Members’ Equity (Deficit), page F-5

23.	Tell us how you determined the amount of accretion (decretion) of convertible preferred stock for the three months ended March 31, 2015 of $(2.28) million and $1.338 million and the basis for your determination. Explain why the carrying amount of the preferred is equal to the redemption amount at March 31, 2015 when it is not redeemable until December 31, 2019.

RESPONSE TO COMMENT 23:

The Company respectfully advises the Staff that it recognizes changes in the redemption value of convertible preferred stock immediately as they occur, and adjusts the carrying amount of the instrument to equal redemption value at the end of each reporting period, as disclosed on page F-13 of the Registration Statement, in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 480-10-S99-3A-15.

As of March 31, 2015, each class of convertible preferred stock is redeemable at the option of the holder after December 31, 2019, at a redemption value equal to the original issue price of each share, plus accrued but unpaid dividends. Dividends to all holders of convertible preferred stock are non-cumulative, and the Company has not declared any dividends since inception, nor does it plan to declare any dividends in the foreseeable future. Accordingly, as of March 31, 2015, the redemption value, and the carrying amount, of convertible preferred stock is equal to its original issue price.

August 10, 2015

As disclosed on page F-28 of the Registration Statement:

“Extinguishment of Preferred Stock (unaudited)

In connection with the issuance of the Series C Preferred Stock in January 2015, the rights, preferences, and privileges of Series A Preferred Stock and Series B Preferred Stock then outstanding were modified. More specifically, Series C Preferred Stock received preference in dividends and liquidation proceeds over Series A Preferred Stock and Series B Preferred Stock. Additionally, the dividend rights changed from cumulative dividend rights to non-cumulative dividend rights, and all accrued but unpaid cumulative dividends on the Series A Preferred Stock and Series B Preferred Stock as of January 13, 2015 were forfeited. As a result of this modification, the redemption value and liquidation preferences of Series A Preferred Stock and Series B Preferred Stock, which were previously equal to original issue price plus accrued but unpaid cumulative dividends, were reduced to original issue price plus non-cumulative dividends declared. Additionally, the redemption date of Series A Preferred Stock and Series B Preferred Stock was changed from October 30, 2018 to December 31, 2019.

The Company has accounted for the amendment to the rights, preferences, and privileges of the Series A Preferred Stock and Series B Preferred Stock as an extinguishment of the original convertible preferred stock and issuance of new convertible preferred stock due to the significance of the modifications to the substantive contractual terms of the convertible preferred stock and the associated fundamental changes to the nature of the convertible preferred stock. Accordingly, upon extinguishment the Company recorded a loss of $1,317 on the Series A Preferred Stock and a gain of $2,076 on the Series B Preferred Stock within stockholders’ equity (deficit) equal to the difference between the fair value of the new shares of preferred stock issued and the carrying amount of the old shares of preferred stock extinguished. The Company allocated the entire net gain on extinguishment of convertible preferred stock of $759 to additional paid-in capital. The net gain on extinguishment is reflected in the calculation of net loss available to common stockholders in accordance with FASB ASC Topic 260, Earnings per Share. The fair value of the Series A Preferred Stock and Series B Preferred Stock was determined using the option-pricing method (“OPM”) back-solve method on the per share price of Series C Preferred Stock to estimate aggregate equity value. The OPM was used to allocate equity value to the Series A Preferred Stock and Series B Preferred stock using Black-Scholes option-pricing model.”

As stated in the disclosure above, upon the issuance of the Series C convertible preferred stock (“Series C”) on January 13, 2015, the Company altered the rights, privileges and preferences of Series A convertible preferred stock (“Series A”) and Series B convertible preferred stock (“Series B”). The changes in the features of the Series A and Series B were treated as an extinguishment of the existing preferred stock and issuance of new preferred stock,

August 10, 2015

and a gain (loss) was recognized within stockholders’ equity (deficit) equal to the difference between the carrying value (redemption value) on January 13, 2015 and the fair value of the modified preferred stock.

Upon recognizing the gain (loss) on extinguishment, Series A was marked up to fair value of $5.29 million, from a carrying amount of $3.97 million on January 13, 2015, resulting in a loss to the Company of $1.32 million. Additionally, Series B was marked down to fair value of $6.58 million, from a carrying amount of $8.65 million on January 13, 2015, resulting in a gain to the Company of $2.08 million. Since these instruments are measured at redemption value at each reporting date (original issuance price), the Company recorded accretion (decretion) of the Series A and Series B to account for the difference between the fair value upon extinguishment and the redemption value at March 31, 2015. Additionally, the carrying value of Series C was accreted to redemption value to account for the issuance costs that were netted against the proceeds from the issuance in January 2015.

A calculation of the Company’s accretion (decretion) of convertible preferred stock for the three months ended March 31, 2015 is as follows (in thousands):

Line	Description	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Total
a)	Carrying value at December 31, 2014 (original issuance price + accrued cumulative dividends)	$3,963	$8,630	$—
b)	Accretion to redemption value through January 13, 2015	$9	$22	$—
c)	Carrying value at January 13, 2015 (prior to Series C issuance) (lines a + b)	$3,972	$8,652	$—
d)	Issuance of Series C convertible preferred stock, net of issuance costs	$—	$—	$29,813
e)	Fair value of modified Series A and Series B shares	$5,289	$6,576	$—
f)	Gain (loss) on extinguishment (lines c - e)	$(1,317)	$2,076	$—	$759
e)	Carrying value upon issuance of Series C (lines d + e)	$5,289	$6,576	$29,813
f)	Redemption amount at March 31, 2015 (original issue price)	$3,000	$7,892	$30,000
g)	Accretion (decretion) to redemption value at March 31, 2015 (lines f - e)	$(2,289)	$1,316	$187
h)	Total accretion (decretion) for three months ended March 31, 2015 (lines b + g)	$(2,280)	$1,338	$187	$(755)

In order to increase the transparency and effectiveness of disclosures regarding changes within the Company’s convertible preferred stock for the six months ended June 30, 2015, including the amount of accretion (decretion) recorded during the period, the Company has added the following disclosure to page 85 of the Registration Statement:

“A summary of the changes within each class of convertible preferred stock for the six months ended June 30, 2015 are as follows:

	Series A Convertible Preferred Stock	Series B Convertible Preferred Stock	Series C Convertible Preferred Stock	Series D Convertible Preferred Stock
Carrying amount at December 31, 2014	$3,963	$8,630	$—	$—
Accretion of convertible preferred stock prior to issuance of Series C convertible preferred stock	9	22	—	—
Issuance of Series C convertible preferred stock, net of transaction costs	—	—	29,813	—
Loss (gain) on extinguishment of convertible preferred stock	1,317	(2,076)	—	—
Issuance of Series D convertible preferred stock, net of transaction costs	—	—	—	67,998
Accretion (decretion) to redemption value	(2,289)	1,316	187	2,502

Carrying amount at June 30, 2015	$3,000	$7,892	$30,000	$70,500

”

August 10, 2015

Notes to Financial Statements

8. Stock-based Compensation, page F-33

24.	Provide us your computation of expected volatility of 64% for stock options granted to employees. Include the names of the similar companies you used, the volatilities of each and why you selected each company as being similar to you.

RESPONSE TO COMMENT 24:

The Company respectfully advises the Staff that it selects publicly-traded comparable companies, or peer group companies, for purposes of computing expected volatility, in accordance with the guidance set forth in FASB ASC 718-10-55-25. Under the guidance, the peer group companies were selected based on their industry (gene therapy and/or biotechnology), stage of life cycle, size and financial leverage.

The weighted-average expected volatility of the Company’s common stock for stock options granted to employees during the year ended December 31, 2014, is calculated as follows:

		6-year Calculated Volatility on Grant Date
Company	Selection Criteria	September 24, 2014	November 4, 2014
bluebird bio, Inc.	Industry; stage of life cycle; size; financial leverage	67.6%	66.6%
Applied Genetic Technologies Corp	Industry; stage of life cycle; size; financial leverage	96.4%	90.8%
Regeneron Pharmaceuticals, Inc.	Industry; financial leverage	51.0%	49.5%
BioMarin Parmaceuticals, Inc.	Industry; financial leverage	44.2%	41.7%

	Average volatility	64.8%	62.2%
	Number of employee options granted	1,738,000	247,900
Weighted-average expected volatility	64%

The Company used the same peer group to calculate the expected volatility of its common stock for stock options granted to non-employees during the year ended December 31, 2014.

August 10, 2015

During the six months ended June 30, 2015, the Company added Sangamo Biosciences, Inc., Spark Therapeutics, Inc. and Avalanche Biotechnologies, Inc. to its peer group for computing expected volatility of its common stock for stock options granted to employees. These companies, which have market capitalizations believed to be closer to the Company’s expected market capitalization over the expected term of the options granted, were added to ensure that the Company’s size, relative to the peer group, is properly reflected in the expected volatility of its common stock. Additionally, Spark Therapeutics, Inc. did not begin trading until 2015 and Avalanche Biotechnologies, Inc. did not begin trading until July 2014, and previously did not have sufficient trading history for the Company to use its historical volatility in its computations for the year ended December 31, 2014. The weighted-average expected volatility of the Company’s common stock for stock options granted to employees during the six months ended June 30, 2015, is calculated as follows:

		6-year Calculated Volatility on Grant Date
Company	Selection Criteria	May 19, 2015
bluebird bio, Inc.	Industry; stage of life cycle; size; financial leverage	74.4%
Applied Genetic Technologies Corp	Industry; stage of life cycle; size; financial leverage	79.0%
Regeneron Pharmaceuticals, Inc.	Industry; financial leverage	45.9%
BioMarin Parmaceuticals, Inc.	Industry; financial leverage	34.9%
Sangamo Biosciences, Inc.	Industry; stage of life cycle; size; financial leverage	65.9%
Spark Therapeutics, Inc.	Industry; stage of life cycle; size; financial leverage	76.2%
Avalanche Biotechnologies, Inc.	Industry; stage of life cycle; size; financial leverage	69.1%

	Average volatility	63.6%
	Number of employee options granted	948,900
Weighted-average expected volatility	64%

The Company used the same peer group to calculate the expected volatility of its common stock for stock options granted to non-employees during the six months ended June 30, 2015.

The Company’s selection of peer group companies used to calculate expected volatility focused mainly on companies that are developing treatments using gene therapy, similar technologies and/or for diseases that are included in the Company’s product pipeline, including its licensees’ pipelines. Additionally, the Company sought to ensure that the peer group selection included companies with a long enough trading history to compute a reliable expected volatility over the expected term of options to employees and non-employees which ranges from 6 to 10 years on the date of grant. The Company also considered the stage of development of the peer group companies and their size relative to the Company, and the impact of any differences on their historical volatility relative to the Company’s expected volatility. Accordingly, the Company performed a sensitivity analysis on its expected volatility for the year ended December 31, 2014, and for the six months ended June 30, 2015, to ensure that placing a higher focus on peer group companies more similar to the size of the Company did not have a material effect on volatility and stock-based compensation expense in the financial statements.

In performing the sensitivity analysis for the year ended December 31, 2014 and for the six months ended June 30, 2105, the Company considered different computations of expected volatility using the peer group companies and the impact of a change of up to 10% of the expected volatility used in calculating stock-based compensation expense.

Based on the results of the sensitivity analysis, the Company has determined that its peer group company selection used in computing expected volatility for the year ended December 31, 2014 and for the six months ended June 30, 2015 is reasonable, and the effect of weighting the peer group toward companies with lower market capitalizations and the resulting expected volatility would have an immaterial effect on the financial statements, with the largest potential impact on stock-based compensation expense being approximately $30 thousand and $40 thousand for the year ended December 31, 2014 and for the six months ended June 30, 2015, respectively.

August 10, 2015

In order to increase transparency and effectiveness of the disclosure related to the fair value determinations, the Company has added the following disclosure to the second sentence of the first bullet-point under “Determination of the Fair Value of Stock-Based Compensation Grants” on page 77 of the Registration Statement:

“We focus our peer group company selection on companies that operate within the biotechnology industry, and specifically on companies that use gene therapy, or similar technologies, for treating diseases and/or are focused on treating diseases in our development pipeline, or our licensees’ pipelines. We ensure that the companies selected have sufficient trading history to provide meaningful data to estimate the expected volatility of our common stock over the expected term of stock options we have granted. We carefully consider the size of the selected peer group companies relative to us, and its potential impact on our expected volatility. We have performed analyses of our expected volatility under various scenarios in which we have altered our peer group selection, or applied weighting, such that the computation focuses more closely on companies closer to our estimated size over the expected term of the stock options we have awarded. As a result of these analyses, we have determined that potential changes to the peer group company used, or other changes in computations to account for the difference in our size relative to our peers, would have an immaterial effect on our expected volatility and stock-based compensation expense.”

11. Related Party Transactions, page F-40

25.	Please explain to us your basis for estimating the fair value of shares received from Dimension Therapeutics, Inc. in the October 2013 license agreement. Also provide us your analysis supporting immediate revenue recognition of $2.7 million and general and administrative expense of $2.7 million. Include references to supporting authoritative literature. Similarly, tell us why immediate recognition of two up-front fees in the three months ended March 31, 2014 is appropriate.

RESPONSE TO COMMENT 25:

Valuation of common stock of Dimension Therapeutics, Inc.

The Company respectfully advises the Staff that the estimated fair value of shares of common stock received from Dimension Therapeutics, Inc. (“Dimension”) is based on a valuation performed by the Company as of the date of the license agreement with Dimension. The valuation was prepared by management in accordance with the framework of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). The Company used the back-solve method of the option-pricing-method (“OPM”) to calculate an estimated aggregate equity value of Dimension.

August 10, 2015

The OPM back-solve method derives the implied equity value for one type of equity security from a contemporaneous transaction involving another type of equity security. The Company applied the OPM back-solve method to solve for the equity value and corresponding value of common stock of Dimension based on the price per share price of Dimension’s Series A Preferred Stock which was issued to a new investor on the same date as the license, and again at the same price in a second Series A Preferred Stock issuance in February 2014 to a new unrelated investor.

The OPM treats common stock and convertible preferred stock as call options on an equity value, with exercise prices based on the liquidation preference of the convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or IPO, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to price the call options. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative. Dimension had no business activities prior to the license agreement granted by the Company, and based on the preclinical stage of development of its potential drug candidates, forecasting future financial results would be extremely speculative. Accordingly, management believes that the Series A financing of Dimension is the best indicator of its fair value on the valuation date.

The following table summarizes the significant assumptions used in the OPM to determine the fair value of Dimension’s common stock of $0.27 per share as of October 30, 2013:

Years to liquidity event	5.0
Annual volatility	85%
Risk-free interest rate	1.3%
Discount for lack of marketability	55%

Revenue recognition policy for up-front license fees

The Company respectfully advises the Staff that the immediate revenue recognition of up-front consideration for intellectual property licenses granted to Dimension, and all other licenses, is in accordance with the Company’s revenue recognition policy as disclosed beginning on page F-14 of the Registration Statement. In accordance with that policy, the Company has evaluated each of its licensing arrangements, including the license granted to Dimension in October 2013 and the licenses granted during the three months ended March 31, 2014, under FASB ASC 605-25 for potential multiple-element arrangements and determined that other than the delivery of an intellectual property license, the Company has no further significant performance obligations under its license agreements which are considered to be deliverables under FASB ASC 605-25.

August 10, 2015

Recognition of general and administrative expenses related to the Dimension license

The Company respectfully advises the Staff that the general and administrative expense to related parties, members of the board of directors and certain members of management who received shares of Dimension’s common stock as a result of the license was recognized immediately upon the delivery of the license. These parties have no further obligations to the Company or Dimension upon the execution of the license, and accordingly, the expense has been fully incurred by the Company and should be immediately recognized.

In order to increase the transparency and effectiveness of disclosures regarding the related party transactions with Dimension, the Company has added the following disclosure to the first paragraph on page F-42 of the Registration Statement:

“In accordance with its revenue recognition policy, the Company has determined that the $2,700 in revenue from the license granted to Dimension should be recognized in full upon the delivery of the license, as the Company has no further significant performance obligations under the agreement. Additionally, the Company determined that the $2,697 of general and administrative expenses to related parties should be recognized in full upon the execution of the agreement with Dimension, as those parties have no further performance obligations to the Company.”

The Company added the following disclosure to the second paragraph on page 86 of the Registration Statement:

“In accordance with our revenue recognition policy, we determined that the $2,700 in revenue from the license granted to Dimension should be recognized in full upon the delivery of the license, as we have no further significant performance obligations under the agreement. Additionally, we determined that the $2,697 of general and administrative expenses to related parties should be recognized in full upon the execution of the agreement with Dimension, as those parties have no further performance obligations to us as a result of the transaction.”

The Company added the following disclosure to the last sentences of the first paragraph on page 89 of the Registration Statement:

“In accordance with our revenue recognition policy, we recognize up-front license fees as revenue immediately because we have no further performance obligations under the license agreements, and all other necessary revenue recognition criteria have been met. Additionally, we recognize annual maintenance fees as revenue when the price is fixed or determinable, obligations are satisfied and collectability is deemed reasonably assured.”

August 10, 2015

Other Comments

26.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

RESPONSE TO COMMENT 26:

The Company acknowledges the Staff’s comment and will submit all exhibits as soon as practicable.

27.	Please confirm that the graphics included in your registration statement are the only graphic, visual, or photographic information you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

RESPONSE TO COMMENT 27:

The Company acknowledges the Staff’s comment and confirms that the graphics included in the Registration Statement are the only graphic, visual or photographic information the Company plans to use in the prospectus.

28.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE TO COMMENT 28:

In response to the Staff’s request, the Company has supplementally provided with this correspondence all of the written materials that were presented to potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such potential investors during the Company’s presentations.

29.	Your exhibit index indicates that you have submitted a confidential treatment request with respect to portions of certain of your exhibits. Please note that our comments on your request for confidential treatment will be provided under separate cover.

RESPONSE TO COMMENT 29:

The Company acknowledges the Staff’s comment.

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August 10, 2015

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Please do not hesitate to contact me at (617) 648-9101, Richard Hesp at (617) 648-9230 or Keith Scherer at (617) 648-9231 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN LLP

By:	/s/ Jay K. Hachigian

cc:	Kenneth T. Mills
Sara Garon Berl
Richard Hesp
Keith Scherer
Albert Vanderlaan